

ATCO

GROUP

Corporate Office



04045666

Telephone: (403) 292-7909
Telefax: (403) 292-7623
e-mail: leslie.lawson@atco.com

October 12, 2004

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

SUPPL

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- ◆ Corporation's Form 1, filed October 7, 2004 for symbol ACO.X
- ◆ Corporation's Form 1, filed October 7, 2004 for symbol ACO.Y
- ◆ Corporation's Form 1, filed October 7, 2004 for symbol ACO.PR.A
- ◆ Insider Report, filed October 7,2004 relating to a Normal Course Issuer Bid

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Lawson

Leslie Lawson
Corporate Secretarial Administrator

Encl.

PROCESSED

OCT 22 2004 *E*

THOMSON
FINANCIAL

RECEIVED
SEC MAIL PROCESSING
OCT 2 0 2004
WASH., D.C.
202 SECTION

10/21

ATCO LTD. & CANADIAN UTILITIES LIMITED

1400, 909 - 11th Avenue S.W., Calgary, Alberta T2R 1N6 Tel (403) 292-7500 Fax (403) 292-7623

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.X
Reporting Period:	09/01/2004 - 09/30/2004

Summary

Issued & Outstanding Opening Balance :	26,294,180	As at :	09/01/2004

Effect on Issued & Outstanding Securities

Employee Stock Option Plan	34,300
Other Issuances and Cancellations	-23,500

Issued & Outstanding Closing Balance :	26,304,980

Employee Stock Option Plan

Stock Options Outstanding Opening Balance:	1,065,100	As at :	09/01/2004

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
09/30/2004	N		34,300	1,200	
Totals		0	34,300	1,200	0

Stock Options Outstanding Closing Balance:	1,029,600	As at :	09/30/2004

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
09/30/2004	Issuer Bid	-23,500
Totals		-23,500

Filed on behalf of the Issuer by:

Name:	Leslie Ann Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	10/07/2004 18:00:38
Last Updated:	10/07/2004 17:58:40

RECEIVED OCT 2 0 2004 SEC MAIL PROCESSING SECTION WASH. D.C. 202

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :   Atco Ltd.
Symbol :   ACO.Y
Reporting Period: 09/01/2004 - 09/30/2004

Summary

Issued & Outstanding Opening Balance :   3,502,852   As at :   09/01/2004

Effect on Issued & Outstanding Securities

Other Issuances and Cancellations   0

Issued & Outstanding Closing Balance :   3,502,852

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name: Leslie Ann Lawson
Phone: 403-292-7909
Email: leslie.lawson@atco.com
Submission Date: 10/07/2004 18:01:10
Last Updated: 10/07/2004 18:01:03



FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :   Atco Ltd.
Symbol :   ACO.PR.A
Reporting Period: 09/01/2004 - 09/30/2004

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	09/01/2004

Effect on Issued & Outstanding Securities

Other Issuances and Cancellations	0

Issued & Outstanding Closing Balance :	6,000,000

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Ann Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	10/07/2004 18:01:41
Last Updated:	10/07/2004 18:01:35



Insider transaction detail - View details for insider

2004-10-07 18:23 ET

Transactions sorted by : Insider
Insider company name : ATCO Ltd (Starts with)
Filing date range : October 7, 2004 - October 7, 2004

Insider name: ATCO Ltd.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, A'' - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Issuer name: ATCO LTD.

Insider's Relationship to Issuer: 1 - Issuer

Security designation: Non-Voting Shares Class I

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
333117	2004-09-03	2004-10-07	Direct Ownership:	38 - Redemption, retraction, cancellation, repurchase	+4,700	50.7700	4,700						

-1-

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
333118	2004-09-03	2004-10-07	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-4,700			0					
333123	2004-09-10	2004-10-07	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+4,700	50.6700		4,700					
333124	2004-09-10	2004-10-07	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-4,700			0					
333125	2004-09-17	2004-10-07	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+4,700	51.0200		4,700					
333127	2004-09-17	2004-10-07	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-4,700			0					
333128	2004-09-24	2004-10-07	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+4,700	51.4000		4,700					
333131	2004-09-24	2004-10-07	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-4,700			0					
333132	2004-09-30	2004-10-07	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+4,700	50.3900		4,700					
333133	2004-09-30	2004-10-07	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-4,700			0					